Peter M. Carlson Executive Vice President and Chief Accounting Officer pcarlson@metlife.com

June 25, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 8, 2012
File Number: 001-15787

Dear Mr. Rosenberg:

This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated June 7, 2012, regarding the Company’s Report on Form 10-K filed on February 28, 2012 and the Company’s Report on Form 10-Q filed on May 8, 2012.

In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors

Change in market interest rates may significantly affect our profitability, page 45

1.	You state that sustained periods of low or declining interest rates may adversely affect your results of operations, financial position and cash flows. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

Management Response:

Commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2012, we will include substantially the following disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends.

Impact of a Sustained Period of a Low Interest Rate Environment

In January 2012, the Federal Reserve Board announced its plans to keep interest rates low until at least through late 2014, 18 months longer than previously planned. Some of our products expose us to the risk that changes in interest rates will reduce our investment margin or “spread,” or the difference between the amounts that we are required to fund under contracts in our general account liabilities and the rate of return we are able to earn on general account investments intended to support obligations under the contracts. Our spread is a key component of our net income.

In periods of declining interest rates, we may have to invest insurance cash flows and to reinvest the cash flows we receive as interest or return of principal on our investments in lower yielding instruments. Moreover, borrowers may prepay or redeem the fixed income securities, commercial or agricultural mortgage loans and mortgage-backed securities in our investment portfolio with greater frequency in order to borrow at lower market rates. In periods of changing interest rates net derivative gains (losses) will also be impacted, particularly when changes in interest rates are highly volatile. Our expectation for future spreads is an important component in the amortization of DAC and VOBA, and significantly lower spreads may cause us to accelerate amortization, thereby reducing net income in the affected reporting period. Lower net income and operating earnings may also impact the carrying value of certain assets such as goodwill or potentially result in loss recognition on certain policy liabilities.

Mitigating Actions

The Company has been and continues to be proactive in its investment strategies, product designs, and crediting rate strategies to mitigate the risk of unfavorable consequences in this type of environment. Lowering interest crediting rates can help offset decreases in investment margins on some products. Our ability to lower interest crediting rates could be limited by competition, regulatory approval, or contractual guarantees of minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative. The Company applies disciplined asset-liability management strategies, including the use of derivatives, to protect spreads on products subject to these risks as part of its investment strategy in mitigating the risk of sustained low interest rates in the U.S. In

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

addition, business actions, such as shifting the sales focus to less interest rate sensitive products can also mitigate this risk. As a result of these actions, the Company expects to be able to substantially mitigate the negative impact of a sustained low interest rate environment in the U.S. on the Company’s profitability. Based on a near to intermediate term analysis of a sustained low interest rate environment in the U.S., the Company anticipates operating earnings will continue to increase, although at a slower growth rate.

In addition, the Company is well diversified across product, distribution, and geography. Our non-U.S. based businesses, which account for approximately [X%] of our operating earnings, are not significantly interest rate or market sensitive. The Company’s primary exposure for non-U.S. based businesses is insurance risk. We expect our non-U.S. based businesses to grow faster than our U.S. based businesses and over time to become a larger percentage of our total business.

The products that have significant sensitivity to U.S. interest rates are concentrated in the Company’s Retail and Group, Voluntary & Worksite Benefits segments.

Commencing with the Company’s Form 10-K filing for the year ending December 31, 2012, and each year end following as long as a sustained period of low or declining interest rates in the U.S. continues, we will expand the disclosure to include substantially the discussion below.

Interest Rate Stress Scenario

The following summarizes the impact of a hypothetical stress scenario related to the effect of continued U.S. low interest rates on operating earnings and net income. The scenario includes several macro-economic assumptions including the following:

[                             ]

Overall

Based on the above assumptions, the impact on the Company’s operating earnings and net income is estimated as follows:

Year Ending December 31,
	2013	2014
(in millions)
Operating earnings
Net income

Segment Discussion

The following discussion summarizes the impact of the above hypothetical stress scenario on operating earnings on the Company’s segments that are particularly sensitive to U.S. interest rates.

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

Retail

Annuities – The impact on operating earnings from spread compression is concentrated in our deferred annuities where [X%] of the in-force block of business has a [X%] minimum interest rate guarantee. Under low U.S. interest rate scenarios, we assume that a larger percentage of customers will maintain their funds with the Company to take advantage of the attractive minimum guaranteed rates and we expect to experience spread compression as we reinvest cash flows at lower interest rates. Partially offsetting this spread compression, we assume we will lower crediting rates for the portion of business that is not currently at minimum crediting rates. As of December 31, 2012, approximately [X%] of the in-force block is at the minimum guaranteed crediting rate. See “— Policyholder Liabilities — Policyholder Account Balances” for information regarding the value of accounts subject to minimum guaranteed credited rates for Retail products. In addition, we assume that we will receive income from our hedging contracts. The cost of our derivative instruments that we use to hedge our variable annuity products may increase as a result of the low interest rate environment in the U.S. For the deferred annuities business, [X%] and [X%], respectively, of average invested assets will be subject to reinvestment risk in 2013 and 2014, respectively.

Life and Other – We expect to experience spread compression in our Life business as lower reinvestment income occurs without a corresponding reduction in crediting rates in the in-force business of our traditional insurance products. The majority of our Retail life insurance business is participating. As a result, adjustments to the applicable dividend scale will enable us to mitigate the spread compression on these products. We manage interest rate risk on our Universal Life products with secondary guarantees through a combination of product design features, reinsurance, and hedging. We have issued our Universal Life products with conservative minimum interest rate guarantees. As of December 31, 2012, only approximately [X%] of the in-force block is at the minimum guaranteed crediting rate. See “— Policyholder Liabilities — Policyholder Account Balances” for information regarding the value of accounts subject to minimum guaranteed credited rates for Retail products. For this reason, and because of our asset/liability management strategy, the potential adverse impact of a low interest rate environment in the U.S. is mitigated.

The Company estimates an unfavorable operating earnings impact in our Retail segment from the hypothetical stress scenario noted above in a range of [$X] million to [$X] million in 2013, and [$X] million to [$X] million in 2014.

Group, Voluntary & Worksite Benefits

Group – In general, most of our group life insurance products in this segment are renewable term insurance and, therefore, have significant repricing flexibility. Interest rate risk in these products mainly arises from minimum interest rates guarantees on retained asset accounts. These accounts have minimum interest crediting rate guarantees which range from [X%] to [X%]. See

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

“— Policyholder Liabilities — Policyholder Account Balances” for information regarding the value of accounts subject to minimum guaranteed credited rates for Group, Voluntary & Worksite Benefits. Given the existing low interest rate environment in the U.S., all of these account balances are currently at their respective minimum interest crediting rates and we would expect to experience spread compression as we reinvest at lower interest rates. However, the Company enters into significant hedging activity, which will partially offset the decline in reinvestment income. We also have exposure to interest rate risk in this business arising from our group disability policy claim reserves. For these products lower reinvestment rates cannot be offset by a reduction in liability crediting rates for established claim reserves. Group disability policies are generally renewable term policies. Rates may be adjusted on in-force policies at renewal based on the retrospective experience rating and current interest rate assumptions. We review the discount rate assumptions and other assumptions associated with our long-term disability claim reserves no less frequently than annually. Our most recent review at the end of 2012 resulted in no change to the applicable discount rates.

Voluntary & Worksite Benefits – We have exposure to interest rate risk in this business arising mainly from our long term care policy reserves. For these products lower reinvestment rates cannot be offset by a reduction in liability crediting rates for established claim reserves. Long term care policies are generally guaranteed renewable, and rates may be adjusted on a class basis with regulatory approval to reflect emerging experience.

Our long term care block is closed to new business. The Company makes significant use of derivative instruments to more closely match asset and liability duration and immunize the portfolio against changes in interest rates. For the long term care portfolio, [X%] and [X%], respectively, of average invested assets will be subject to reinvestment risk in 2013 and 2014, respectively.

The Company estimates an unfavorable operating earnings impact in its Group, Voluntary & Worksite Benefits segment from the hypothetical stress scenario noted above in a range of [$X] million to [$X] million in 2013, and [$X] million to [$X] million in 2014.

Corporate Benefit Funding

This segment contains both short and long duration products. The majority of short duration products are managed on a floating rate basis, which mitigates the impact of the low interest rate environment in the U.S. The long duration products have very predictable cash flows and we have matched these cash flows through our asset/liability management practices. We also use significant hedging/derivative contracts to help protect income in this segment against a low interest rate environment in the U.S. This segment consists of capital market products, pension closeouts, structured settlements, and other benefit funding products. Based on the cash flow estimates, only a small component is subject to reinvestment risk. For the long duration business, [X%] and [X%], respectively, of average invested assets will be subject to reinvestment risk in 2013 and 2014, respectively. The Company estimates an unfavorable earnings impact from the

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

hypothetical stress scenario noted above in a range of [$X] million to [$X] million in 2013, and [$X] million to [$X] million in 2014.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Year Ended December 31, 2011 compared with the Year Ended December 31, 2010, page 80

2.	You state that all amounts discussed in this section are net of income tax. Tell us why you believe analyzing revenues and expenses net of income taxes complies with Item 303 of Regulation S-K. For example, you discuss a change of $3.3 billion of net derivative gains (losses) from 2010 to 2011 when the statement of operations shows a change of $5.1 billion.

Management Response:

The Company’s approach to providing disclosure of the reasons for material changes in its Executive Summary section of Management’s Discussion and Analysis of Financial Condition and Results of Operations has been to first state the year to year variance in income (loss) from continuing operations, net of income tax, followed by an explanation of the key drivers of the variance on a net of tax basis (unless otherwise stated). Instruction 4 to Item 303(a) states that where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole. In our judgment, an explanation of the key drivers of the variances on a net of tax basis provides investors and other users with information relevant to an assessment of the results of operations of the Company.

In order to further enhance a reader’s understanding of the Company’s results of operations, commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2012, disclosure of the reasons for material changes on both a pre-tax and a post-tax basis will be included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary and in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Consolidated Results.

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

Policyholder Liabilities

Policyholder Account Balances, page 163

3.	You state that most of the annuity retirement products have a minimum guaranteed rate between 1.0 percent and 4.0 percent. Please provide us proposed disclosure to be included in future periodic filings that quantifies the distribution of annuity and universal life account values within this range.

Management Response:

Commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2012, the following tables will be added to Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Policyholder Liabilities — Policyholder Account Balances:

The table below presents the breakdown of account value subject to minimum guaranteed credited rates for Retail products:

December 31, 2012
Guaranteed Minimum Credited Rate	Account Value	Account Value at Guarantee
Retail Life:
Equal to 0% but less than 2%
Equal to 2% but less than 4%
Equal to or greater than 4%
Retail Annuities:
Equal to 0% but less than 2%
Equal to 2% but less than 4%
Equal to or greater than 4%

Note: As a result of acquisitions, the Company establishes additional liabilities known as excess interest reserves for policies with guaranteed credited rates in excess of market rates as of the acquisition date. At December 31, 2012, excess interest reserves were [$X] and [$X] for Retail Life and Retail Annuities, respectively.

The table below presents the breakdown of account value subject to minimum guaranteed credited rates for Group, Voluntary & Worksite Benefits:

December 31, 2012
Guaranteed Minimum Credited Rate	Account Value	Account Value at Guarantee
Equal to 0% but less than 2%
Equal to 2% but less than 4%
Equal to or greater than 4%

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Management’s Discussion and Analysis, page 128

4.	Net derivative losses in the three months ended March 31, 2012 were $2 billion compared to losses of $315 million in the three months ended March 31, 2011. Net derivative gains/(losses) recognized are very volatile from quarter to quarter, for example, you recognized net derivatives gains of $4.1 billion in the three months ended September 30, 2011 and net derivatives gains of $591 million in the three months ended December 31, 2011 and then net derivatives losses of $2 billion in the first quarter of 2012. You disaggregate the 2012 $3.8 billion net loss on freestanding derivatives on page 55 by 15 different types of derivatives. You state in MD&A that the 2012 net derivative losses are attributable mainly to “the impact of equity market movements and decreased volatility, and rising long-term interest rates” This explanation appears overly general and not useful.

•

Please provide us proposed disclosure to be included in future periodic reports to more fully explain the causes of the net losses in 2012. You should consider using tables similar to those discussing sensitivity analysis beginning on page 180 to explain how the net derivatives gains/losses provide an economic hedge.

•

Also explain, in proposed disclosure to be included in future periodic reports, the $508 million net loss on Level 3 equity market contracts disclosed on page 78. Please include disclosure for the changes to the significant unobservable inputs of volatility and offered quotes, why they changed and why you believe the inputs used at December 31, 2011 that resulted in $601 million of net gains in 2011 (page 321 of Form 10-K) were reasonable.

Management Response:

Commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2012, we will add substantially the following disclosure, adjusted to reflect actual results, for both the quarterly and year-to-date periods ending June 30, 2012 (only the three month period ending June 30, 2012 is shown below) in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Result of Operations — Consolidated Results:

We use freestanding interest rate, equity, credit and currency derivatives to provide economic hedges of certain invested assets and insurance liabilities. Certain of these hedges are designated and qualify as accounting hedges, which reduces volatility in earnings. For those hedges not designated as accounting hedges, changes in market factors lead to the recognition of fair value changes in net derivative gains (losses) generally without an offsetting gain or loss recognized in earnings for the item being hedged.

Certain variable annuity products with minimum benefit guarantees contain embedded derivatives that are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value recorded in net derivative gains (losses). The Company uses freestanding derivatives to hedge the market risks inherent in these variable annuity guarantees. The valuation of these embedded derivatives includes an adjustment for non-performance risk, which is unhedged and can be a significant driver of net derivative gains (losses) but does not have an economic impact on the Company.

The variable annuity embedded derivatives and associated freestanding derivative hedges are collectively referred to as “VA Program Derivatives” in the following table. All other derivatives that are economic hedges of certain invested assets and insurance liabilities are referred to as “Non-VA Program Derivatives” in the following table.

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

The table below presents the impact on net derivative gains (losses) from Non-VA Program Derivatives and VA Program Derivatives:

Net Derivative Gains (Losses)
	Three months ended June 30, 2012	Three months ended June 30, 2011	Change
(In millions)
Non-VA Program Derivatives
Interest Rate
Foreign Currency
Credit
Equity

Total Non-VA Program Derivatives

VA Program Derivatives
Market and other risks in embedded derivatives
Non-performance risk on embedded derivatives

Total embedded derivatives
Freestanding derivatives hedging embedded derivatives

Total VA Program Derivatives

Net Derivative Gains (Losses)

The unfavorable change in net derivative gains (losses) on Non-VA Program Derivatives was [$X] million. This was primarily due to long-term interest rates increasing more in the current period than in the prior period, which primarily impacted receive fixed swaps, receiver swaptions, and long interest rate futures. These freestanding derivatives are primarily hedging long duration liability portfolios. Because certain of these hedging strategies are not designated or do not qualify as accounting hedges, the changes in the estimated fair value of these freestanding derivatives were recognized in net derivative gains (losses) without an offsetting gain or loss recognized in earnings for the item being hedged.

The unfavorable change in net derivative gains (losses) on VA Program Derivatives was [$X] million. This was primarily due to an unfavorable change of [$X] million related to the adjustment for non-performance risk on embedded derivatives, partially offset by a favorable change of [$X] million on market and other risks in embedded derivatives, net of the impact of freestanding derivatives hedging those risks.

The [$X] billion unfavorable change in freestanding derivatives that hedge market risks in embedded derivatives was attributable to changes in market factors and was substantially offset by a [$X] billion favorable change in market and other risks in our embedded

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

derivatives which were primarily driven by changes in market factors. The primary changes in market factors are summarized as follows:

•

Equity index levels improving more in the current period than in the prior period and equity volatility decreasing more in the current period than in the prior period contributed to an unfavorable change in our freestanding equity derivatives, including equity futures, equity options, and variance swaps, that hedge the equity and volatility risks in our embedded derivatives which had a favorable change;

•

Long-term interest rates increasing more in the current period than in the prior period contributed to an unfavorable change in our freestanding interest rate derivatives, primarily on receiver swaptions, that hedge the interest rate risks in our embedded derivatives which had a favorable change; and

•

The impact of changes in foreign currency rates contributed to an unfavorable change on our freestanding foreign currency derivatives, primarily on foreign currency forwards, that hedge the foreign currency rate risks in our embedded derivatives which had a favorable change.

Commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2012, we will include the following disclosure as relevant to the periods reported in the respective filings in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments — Derivative Financial Instruments. The following is an example of the proposed disclosure based on the quarter ended March 31, 2012:

A rollforward of the fair value measurements for derivatives measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for the three months ended March 31, 2012 is as follows:

Three Months Ended March 31, 2012
(in millions)
Balance, beginning of period	$1,234
Total realized/unrealized gains (losses) included in:
Earnings	(494)
Other comprehensive income	(90)
Purchases, sales, issuances and settlements	(23)
Transfer into and/or out of Level 3	—

Balance, end of period	$627

The $494 million loss in the table above primarily relates to certain purchased equity options that are valued using models dependent on an unobservable market correlation input and equity variance swaps that are valued using observable equity volatility data plus

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

an unobservable equity variance spread. The unobservable equity variance spread is calculated from a comparison between broker offered variance swap volatility levels and observable plain vanilla equity option volatility. Other significant inputs, which are observable, include equity index levels, equity volatility and the swap yield curve. The Company validates the reasonableness of these inputs by valuing the positions using internal models and comparing the results to broker quotations. The primary drivers of the loss during the quarter were decreases in equity volatility, both historical and implied, increases in equity index levels, and long-term interest rates increasing more in the current period than in the prior period, which in total accounted for approximately 75% of the loss. Changes in the unobservable inputs accounted for approximately 25% of the loss.

*****

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James B. Rosenberg

Securities and Exchange Commission

June 25, 2012

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

cc:	Steven A. Kandarian
Eric T. Steigerwalt